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                             October 3, 2022

       Mingjun Lin
       Chief Executive Officer
       Kaixin Auto Holdings
       9/F, Tower A, Dongjin International Center
       Huagong Road
       Chaoyang District, Beijing 100015
       People   s Republic of China

                                                        Re: Kaixin Auto
Holdings
                                                            Amendment No. 2 to
Registration Statement on Form F-3
                                                            Filed September 14,
2022
                                                            File No. 333-258450

       Dear Mingjun Lin:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 12, 2022 letter.

       Registration Statement on Form F-3

       Prospectus Summary, page 1

   1.                                                   We note your amended
disclosure in response to comment 5. Please amend the
                                                        prospectus summary and
summary risk factors to state that to the extent cash or assets in the business are in the
PRC/Hong Kong or a PRC/Hong Kong entity, funds or assets may not be available to
fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the
imposition of restrictions and limitations on the ability of the holding company, its
subsidiaries, or the consolidated VIEs by the PRC government to transfer cash or
assets.
 Mingjun Lin
Kaixin Auto Holdings
October 3, 2022
Page 2
Permissions Required from the PRC Authorities for our Operations and Issuance of Securities to
Foreign Investors, page 13

2. We note your amended disclosure in response to comment 13 and reissue in part. We note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you do not need any permissions and approvals to operate your business.
      If true, state as much and explain why such an opinion was not obtained.
       Please contact Alyssa Wall at 202-551-8106 or Jennifer L pez Molina at 202-551-3792
with any questions.



                                                          Sincerely,
FirstName LastNameMingjun Lin
                                                          Division of
Corporation Finance
Comapany NameKaixin Auto Holdings
                                                          Office of Trade &
Services
October 3, 2022 Page 2
cc:       Ying Li
FirstName LastName